Exhibit 99.3

KPMG LLP
811 Main Street
Houston, TX 77002

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service, Newfoundland and Labrador

The Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers (Quebec)

Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

November 22, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of enCore Energy Corp. (the “Company”)

We have read the Notice of the Company dated November 15, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.